

August 4, 2011

<u>Via E-mail</u>
Daniel M. Delen
President and Chief Executive Officer
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

> **Re: Reynolds American Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 1-32258**

Dear Mr. Delen:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. In your letter to us dated October 13, 2006, you stated that you formerly shipped cigarettes for resale into Iran on behalf of B.A.T. (U.K. & Export) Limited, an indirect wholly owned subsidiary of British American Tobacco p.l.c., your major shareholder. You also stated that you sold cigarettes to Japan Tobacco, Inc., for resale into Syria, prior to the imposition of sanctions on Syria by the United States government in 2004. You acknowledged in the letter that, if BAT or JT were to sell cigarettes into Iran or Syria bearing the same brands as those you sell in the United States, such sales could have a negative impact upon your reputation and share value. However, you expressed the view that, based on then-current factors, such risk was minimal.

   As you know, Iran and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Public sources indicate that certain brands of cigarettes you manufacture and sell are now also manufactured by BAT and JT and sold by them in Iran and Syria. Please discuss for us the materiality of these BAT and JT activities. Your analysis should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision concerning your company, including the potential impact of these BAT and JT activities upon your reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions upon companies that may appear to have operations associated with Iran and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance